UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

GAMCO Investors, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

361438104

(CUSIP Number)

Laurie Smiley, Esq.
Matthew S. Topham, Esq.	Arian Colachis, Esq.
K&L Gates LLP	Cascade Investment, L.L.C.
925 Fourth Avenue, Suite 2900	2365 Carillon Point
Seattle, Washington 98104	Kirkland, WA 98033
(206) 623-7580	(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361438104

1	Names of Reporting Persons. Cascade Investment, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,291,599 (1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 1,291,599 (1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,291,599 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 15.6%
14	Type of Reporting Person (See Instructions) OO

(1)All Class A Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

CUSIP No. 361438104

1	Names of Reporting Persons. William H. Gates III
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,291,599 (1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 1,291,599 (1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,291,599 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 15.6%
14	Type of Reporting Person (See Instructions) IN

(1)All Class A Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

EXPLANATORY STATEMENT

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) relates to the Class A Common Stock, par value $0.001 per share (“Common Stock”) of GAMCO Investors, Inc. (the “Issuer”).  Amendment No. 10 is being filed jointly by Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (collectively, the “Reporting Persons”) to amend and supplement the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on August 23, 2001, as amended on February 14, 2005, February 15, 2006, March 27, 2006, July 6, 2006, April 25, 2007, February 14, 2008, October 6, 2008, June 1, 2010 and September 3, 2010.  Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to   Securities of the Issuer

On September 22, 2010 Cascade and the Issuer reached an agreement in principle to amend the terms of the Note Purchase Agreement and the 2018 Note.  The proposed amendment would, among other things: (1) lower the annual interest rate that the Issuer pays Cascade from 6.5% to 5.5%, (2) decrease the Conversion Price (as defined in the 2018 Note) from $70(1) to $64 per share of Common Stock, (3) change the Conversion Price adjustment provisions to provide that the Conversion Price would be reduced in an amount equal to the dollar amount of any future cash distributions by the Issuer, on a dollar-for-dollar basis, and (4) extend the Exercise Date (as defined in the 2018 Note) from November 3, 2010 to October 2, 2012.  Cascade and the Issuer also contemplate that the Escrow Agreement would be amended to reflect the newly amended Exercise Date.  The proposed amendments to the Note Purchase Agreement, the 2018 Note and the Escrow Agreement are subject to final written agreement between Cascade and the Issuer.  The parties anticipate that the amendments will be effective in approximately one week.

Except as described in this Item 6 and previously set forth in the Reporting Person’s Schedule 13D and all amendments thereto, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer.

(1)In December 2009, pursuant to the terms of the 2018 Note, which were triggered as a result of the payment of certain cash dividends by the Issuer, the Conversion Price was adjusted automatically from $70.00 per share to $66.89.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2010	CASCADE INVESTMENT, L.L.C.(1)

	By:	*
Name: Alan Heuberger(2)
		Title:	Attorney-in-fact for Michael
Larson, Business Manager

WILLIAM H. GATES III(1)

	By:	*
		Name:	Alan Heuberger(3)
		Title:	Attorney-in-fact

	*By:		/s/Alan Heuberger

(1)Amendment No. 10 is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated March 27, 2006 and included with the signature page to Amendment No. 3 to Schedule 13D with respect to the Issuer filed on March 27, 2006, SEC File No. 005-56355, and incorporated by reference herein.

(2)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.

(3)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.